RECEIVED

2006 DEC 12 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No : 82 - 34825

Rule 12g3-2(b) File No. 82-34825

05.12.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06019110

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

A. Cenk Göksan
Investor Relations Department Head

Arbil Öztozlu
Investor Relations Manager

Enclosure:

Information on Akbank's other law suits opened to the tax authorities

12/12

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

December 05, 2006

Akbank's other law suits opened to the tax authorities

In addition to the earlier information we have released on November 28, 2006, regarding a tax benefit of TRY 485 million arising from a law suit opened to the tax authorities, we would like to inform you that we have similar law suits opened for the year 2001 and 2003 with benefit entitlements of TRY 201.5 million for 2001 and TRY 67.9 million for 2003.

Whenever information is received for these law cases, this will be shared to the investment community.

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com